Audience Productions, Inc.

2311 N. 45th Street, Suite 310

Seattle, WA 98103

April 22, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. J. Nolan McWilliams

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Mr. McWilliams:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Audience Productions hereby requests that said Registration Statement be declared effective on Friday, April 23, 2010, at 12:00 p.m., Eastern time, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

If you have any questions concerning the foregoing, please contact me at (206) 632-3092.

Sincerely,

/s/ JAY T SCHWARTZ Jay T. Schwartz President and Director

cc:	Noel Howe – Partner, Beacon Law Advisors